Mail Stop 3561
      September 30, 2005

John W. McReynolds
General Partner
Energy Transfer Equity, L.P.
2828 Woodside Street
Dallas, Texas 75204

      Re:	Energy Transfer Equity, L.P.
		Registration Statement on Form S-1
      Filed September 2, 2005
		File No. 333-128097

Dear Mr. McReynolds:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page
1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range on the cover page and the dilution amounts on page 47. We note, however, that you have stated the midpoint of the price range elsewhere in the document. Therefore, it is unclear why you have not disclosed the price range.
If the included information changes, we may have additional comments.
Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please indicate that a portion of the proceeds will be used to repay indebtedness to an affiliate of one of your underwriters. Also, please clarify that the net proceeds of the $600 million term loan were used to make a distribution to your current equity holders.
Disclose the purpose of the indebtedness throughout the prospectus, including in the Use of Proceeds section.
3. Please delete the word "rapidly-growing" from the second paragraph.
4. You have included underwriters in addition to the managing underwriters you identified on page 212. Please identify only the lead or managing underwriters. Refer to Item 501(b)(8) of Regulation
S-K.
5. Provide us in a timely manner copies of any artwork that you intend to use. Please be advised that we may have comments on these materials and you should consider waiting for our comments before printing and circulating any artwork.

Prospectus Summary, page 1
6. We remind you that the summary should provide a brief overview of the key aspects of the offering and you. As currently drafted, your
22-page summary is too long and some of the disclosure is repeated in the body of the prospectus. Please revise to eliminate redundancies and reduce the detail provided in the summary. Also, the forward-looking statements should follow the risk factors.
7. We note several claims you make, for example, your statement on page 1 that ETP is the third largest publicly traded master limited partnership in equity market capitalization and your statement on page 78 that ETP is the fourth largest retail manufacturer of propane in the United States. For these and similar claims elsewhere, please provide us annotated documentary evidence substantiating them. In addition, for each use of industry data and statistics, tell us whether this source is publicly available. If it was prepared especially for you, file a consent for that industry source. Additionally, provide us with annotated copies of the cited materials as support.
8. Please state in this section that you will make an initial quarterly distribution of $0.175 per common unit. In addition, state the approximate date when you expect to pay the initial quarterly distribution.
9. Please clarify throughout that you will purchase the additional units directly from ETP and not from the equity holders.



Our Management, page 7
10. You state here and on page 13 that your general partner, LE
GP,
LLC, will manage your operations and activities. Please clarify here and in the cash distributions sub-section on page 12 whether LE GP,
LLC will establish the quarterly cash distribution levels for your common units and establish the cash reserves and payment of fees and expenses, including payments to LE GP, LLC and ETP.

Comparison of Rights of Holders of Our Common Units and ETP`s
Common
Units, page 8
11. In the table on page 9, where you discuss the respective sources of cash flow, please clarify briefly that ETP may be your potential competitor in the process of conducting its business and operations, as you discuss on page 25.
12. Here or in an appropriate location discuss the rights of the holders of the Class D and E unitholders.

The Offering, page 12
13. Where you generally discuss your distribution policy, as in this section, please revise to state what you "will" pay instead of what you "intend" or "expect" to pay.
14. With respect to the limited call right, please disclose the amount of your ownership that will be held by affiliates at the offering date.

Risk Factors, page 23

In the future, we may not have sufficient cash to pay distributions..., page 23
15. We note on page 13 that you will have sufficient cash from operations to make the initial quarterly distribution on all units for each quarter through August 31, 2006. Please disclose in this location the dollar amount of available cash you need for this stated purpose.

Our general partner only has one executive officer..., page 26
16. Please clarify whether Mr. McReynolds will continue to serve as your chief financial officer following the offering. We note that Mr. McReynolds was a partner at a law firm prior to becoming your president and chief financial officer. We further note that you cite risks regarding compliance with section 404 of the Sarbanes-Oxley Act. To the extent that Mr. McReynolds does not have an accounting or finance background, disclose any risks related to him serving as your chief financial officer.

Although we control ETP through our ownership of its general partner..., page 39
17. You state on page 8 that ETP`s cash distributions to its common
unitholders have a priority over your incentive distribution rights
in ETP.  Please discuss briefly, if appropriate, how ETP`s
inability
to meet its minimum quarterly distribution to its own unitholders may
result in decreased distributions to you.
Potential conflicts of interest may arise among our general
partner,
its affiliates and us..., page 40
18. In the fourth bullet point you state that your general partner determines which costs incurred by it and its affiliates are reimbursable by you. Please expand the risk factor caption and disclosure to include a brief discussion of the risk that if you are unable or unwilling to fully reimburse or indemnify your general partner for obligations and liabilities it incurs in managing your business, the value of your general partner, and therefore the value of your common units, may decline.
Our Cash Distribution Policy and Restrictions on Distributions,
page
48
19. Please change the caption entitled Restrictions on Our Ability to
Change Our Cash Distribution Policy to reflect accurately the fact that you also discuss in the sub-section the various limitations on your ability to make quarterly distributions. Also, please include any limitations on your ability to make distributions that will be imposed by the new term loan that you refer to on page 110.

Our Initial Distribution Rate, page 49
20. Please disclose the factors based on which you have determined the minimum quarterly distribution. To the extent applicable, provide specific detail for each factor, for example, expected cash requirements or amount and due date of any material debt payment, and so on.
21. You state on page 50 that you will distribute all your available cash to common unitholders of record on a quarterly basis, and as part of calculating available cash, you subtract the amount of cash reserves that your "general partner determines is necessary or appropriate." Please make clear wherever you discuss available cash whether your general partner has absolute discretion to determine the amount or is limited by standards of reasonableness or other restraints. In addition, clarify whether your general partner has the right to modify or repeal your distribution policy at any time and for or without any reason.



Unaudited Pro-Forma Consolidated Available Cash, page 53
22. Please add a footnote which shows your calculation of your proceeds from the issuances of ETP common units or add a cross reference to show specifically where this information can be found.
Additionally, please disclose to whom the common units were
issued.
23. Your table on page 53 shows additional expenses of being a public
company of $1.7 million for the year ended August 31, 2004 and
$1.3
million for the nine months ended May 31, 2005. Footnote (c) discloses $2.5 million in incremental expenses. Please advise or revise.

Estimated Cash Available to Pay Distributions Based Upon Estimated Consolidated Adjusted EBITDA, page 58
24. Please explain the significant fluctuations in expected sales of natural gas and NGLs in the midstream segment for fiscal year end August 31, 2006 as compared to fiscal year end August 31, 2004 pro forma amounts.
25. Please explain the significant increase in EBITDA for the transportation segment from $63.7 million for the year ended August
31, 2004 to the $275 million estimate for the 12 months ended
August
31, 2006. We assume the increase is due primarily to acquisition activity and the completion of construction of certain projects. Please clarify the extent to which acquisitions and new construction contributed to the increase in EBITDA. Please also clarify your growth assumptions to the extent that any of the increase reflects assumed organic growth.
26. Please explain why you include the $131 million proceeds from the equity offering in this table. Based on disclosure in note (h) we assume you are referring to the common units that you plan to purchase from Energy Transfer Partners, L.P. noted in the Use of Proceeds section on page 45. If our assumption is correct, please explain why this adjustment is necessary since you consolidate Energy
Transfer Partners, L.P. and there would be no consolidated net impact on cash. Notwithstanding the preceding, please explain whether you expect to depend on equity issuances in future periods to support the payment of cash distributions to existing unit holders.

Distributions of Cash upon Liquidation, page 66
27. If the general partner has a priority on distribution to the common unitholders in the event of a liquidation, please describe their different rights.


Management`s Discussion and Analysis, page 72
28. Please note that Item 303(a)(3)(ii) of Regulation S-K requires, as applicable, a discussion of any known trends or uncertainties that may materially affect your business or operations. Please expand this section to discuss in reasonable detail any known material trends and uncertainties that will have or are reasonably likely to have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, if relevant, you may discuss the evolving trends in the midstream, transportation and storage of natural gas, the natural gas and propane prices, the nature of your competition, the consumer demands for natural gas and propane in the geographical markets where you operate, and so on. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Also, please discuss whether the recent hurricanes had a material effect on your business or operations. In addition, discuss in reasonable detail:
* the economic or industry-wide factors relevant to your company, and
* the material opportunities, challenges and risks in short and long term and the actions you are taking to address them.
  	Please refer to SEC Release No. 33-8350.

Financial Presentation, page 74
29. Your disclosure here suggests that you record the gains resulting from the issuances of Energy Transfer Partners, L.P. common units; however, on page F-38, Gains on Issuances of Subsidiary Units, you disclose that you elected not to record such gains. Please advise or revise.

Debt Obligations, page 109
30. Please identify the institution with which you have a $600 million senior secured term loan agreement and the institution with which you expect to enter into a credit facility of up to $100 million. Please explain the reason for entering into the new term loan facility.

Legal Proceedings, page 146
31. Please describe the nature of the SCANA litigation.  See Item
103
of Regulation S-K.


Management, page 148
32. In this table on page 148, please clarify which director will resign from the board of directors of your general partner upon closing. Also, update the ETP table to identify the directors that will not stand for re-election.
33. Please provide dates to account for the business experience of Messrs. Rioux and Collins for the past five years. See Item 401(e)(1) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management,
page
163
34. Please identify the persons who exercise voting and investment control over the securities held of record by the non-public entities listed on pages 163 and 164. Also, please include the addresses for each of the beneficial holders. For example, we note that you have not included Mr. Hersh`s and Natural Gas Partners VI, L.P.`s addresses on page 163 and Ms. Hicks`s address on page 164.
35. We note on pages 45 and 212 that the net proceeds from any exercise of the underwriters` over-allotment option will be used to redeem an equal number of units from affiliates of your current equity partners. It appears that doing so would render those affiliates selling security holders in this offering. Please advise.
With respect to any beneficial owner whose common units are subject to the over-allotment option, include the selling security holder information in the Security Ownership of Certain Beneficial Owners and Management section on page 163. In that table, please list the unit amounts those persons might have redeemed if identical units are sold for the over-allotment option and identify each beneficial owner who is a selling security holder as an underwriter in the event the over-allotment option is exercised.
Conflicts of Interest and Fiduciary Duties, page 168

Conflicts of Interests, page 168
36. It appears that your general partner may make certain decisions without others` approval. Please specify all decisions or types of decisions your general partner is entitled to make in its sole discretion. In addition, if there is any appreciable likelihood that your general partner would exercise its power to withhold its consent to an assignee requesting admission as a substituted limited partner, as described on page 173, please include an appropriate risk factor discussing the negative impact on liquidity of that a power of your general partner.




Fiduciary Duties, page 170
37. On page 172 you state that in order to become one of your limited partners, "a common unitholder is required to agree to be bound by the provisions in the partnership agreement..." Please clarify that the limited partners agree to be bound by the partnership agreement by purchasing common units.
Underwriting, page 212
38. We note your disclosure regarding electronic distribution. Please identify specifically any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the units and describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.
In your discussion of your procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, describe:

* the communications used;
* the availability of the preliminary prospectus;
* the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and
* the manner and timing of funding of an account and payment of the purchase price.
In addition, please tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Also provide us with copies of all information concerning your company or prospectus that has appeared on that website. Again, if you subsequently enter into any of these arrangements, promptly supplement your response.

No Sales of Similar Securities, page 213
39. With respect to the lock-up agreements to which you refer, please disclose whether the underwriters may allow, on certain circumstances, a transaction prohibited by those agreements, and if so, discuss all factors it will consider before granting its consent.


Directed Unit Program, page 215
40. We note that you intend to engage in a directed unit offering. Please state whether all common units thus purchased will be subjected to lock-up restrictions, and whether any reserved units not so purchased will be offered by the underwriters to the general public on the same terms as the other units.
41. Please provide us with all materials given to potential purchasers in the directed unit offering. In addition, describe to us the mechanics of how and when the common units under the directed share program are offered and sold to investors. For example, tell us how the prospective recipients, particularly the "certain other persons" and the number of reserved units are determined. Tell us how and when the issuer and underwriter notified the directed unit investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities. Tell us whether directed unit purchasers are required to establish accounts before the effective time, and, if so, whether any funds are put in newly established brokerage accounts before the effective date. Tell us how the procedures for the directed unit program differ from the procedures for the general offering to the public. Finally, tell us how you will assure that this offer will meet the requirements of Section 5 of the Securities
Act and Rule 134.

Affiliations, page 215
42. Please identify the affiliate of Wachovia Capital Markets LLC that is your lender.

Energy Transfer Equity, L.P. and Subsidiaries

Audited Consolidated Financial Statements, page F-19

Notes to Consolidated Financial Statements, page F-27

General
43. Please provide us with the following information regarding each issuance of common units, warrants, options, or debt that is convertible into common units. Providing the requested information in a tabular format for the period from September 1, 2004 to the present would help expedite our review. Tell us in detail the date of each issuance, what was issued, all of the terms associated with each issuance (number of shares, stock price paid, exercise price and terms, and conversion price and terms), the fair value of a share of your common units on each issuance date, how you determined the fair value on each date, and the amount of any compensation expense, interest expense, or other charges recorded in your financial statements associated with each issuance, including how you calculated any amount recorded. If any amounts are being amortized rather than expensed immediately, also tell us how you determined the amortization period. If the fair value you indicate for your stock on any of these issuance dates is less than the anticipated IPO price, also describe the intervening events which occurred between the issuance date and the date you filed your registration statement that significantly increased the fair value of your stock. Also, reconcile the amounts of compensation expense and other expenses recorded in your financial statements to the analysis you provide us.
We may have further comments after we review your response.

Note 1. Operations and Organization, page F-27
44. Please tell us how you recorded the June 20, 2005 transactions which resulted in you receiving 1,638,692 Common Units of Energy Transfer Partners, L.P., 4.6662% limited partner interest in ETP GP and the 5% member interest of ETP LLC for the 5% limited partner interest in Energy Transfer Equity, L.P. In this regard, an overview of all the entries giving rise to these items may be helpful to our understanding. In your response please cite the appropriate GAAP literature you followed in recording amounts.

Note 3. Summary of Significant Accounting Policies and Balance
Sheet
Detail, page F-12

Gain on Issuances of Subsidiary Units, page F-38
45. Please clarify whether or not you have purchased a pro rata share of Energy Transfer Partners, L.P. related equity issuances to maintain your ownership percentage in the Company. Please note that
SAB 51 requires companies to recognize gains and losses on the issuance of a subsidiary`s stock in the income statement or as equity transactions. Please advise or revise. See Questions 1 and 5 of SAB
51.

Employee Incentive Interest, page F-40
46. Please tell us in detail how you determined that the estimated fair value of the Employee Incentive Units on the date of grant was insignificant due to the preferred distributions the other partners would receive prior to vesting of the Employee Incentive Interests.
In your response be sure to specify the fair value of the Employee Incentive Units on the date of grant and the significant assumptions you used to determine the fair value of the units and preferred distributions.






Energy Transfer Equity, L.P. and Subsidiaries

Notes to Consolidated Financial Statements, page F-27

Note 15. Summarized Condensed Consolidating Financial Statements, page F-65
47. Please revise your disclosure to indicate, if true, that the guarantor subsidiaries are 100% owned and that the guarantees are joint and several. Otherwise, please tell us why you believe that you qualify for the reduced disclosure requirements of Rule 3-10 of
Regulation S-X.

Unaudited Consolidated Interim Financial Statements, page F-75

Notes to Consolidated Financial Statements, page F-82

Note 12. Employee Incentive Interest, page F-96
48. Please identify for us the other party in the exchange transaction that occurred in May 2005, in which you exchanged 631,320 common units of Energy Transfer Partners, L.P. and $1 million in cash for the redemption of 4,858,300 limited partner units. Tell us your basis of accounting for the assets transferred and any gains or losses recognized on transfer. In your response please cite the appropriate GAAP literature you followed in recording amounts. Refer to paragraph 18 of APB 29.

Item 16.  Exhibits and Financial Statement Schedules, page II-3
49. Please revise to include your ratio of earning to fixed charges related to the debt registered by your subsidiary, Energy Transfer Partners, L.P. Refer to Items 601(12) and 503(d) of Regulation S-K.

Exhibits
50. Please file all required exhibits, including the underwriting agreement, the legal and tax opinions and the organizational documents for the limited partnerships, in a timely manner so that we may have time to review them before you request effectiveness of your registration statement.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the
Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Anthony Watson, Staff Accountant, at (202)
551-
3318, or George Ohsiek, Accounting Branch Chief, at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at
(202) 551-3333, Ellie Quarles, Special Counsel, at (202) 551-3238,
or
me at (202) 551-3720 with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director

cc:	Thomas P. Mason, Esq.
	Vinson & Elkins L.L.P.
	Fax:  (713) 615-5320
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John W. McReynolds
Energy Transfer Equity, L.P.
September 30, 2005
Page 1